Exhibit 4.3

DESCRIPTION OF REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

The following description of the common stock, par value $0.00001 per share (“Common Stock”) of A10 Networks, Inc. (the “Company”) is based upon the Company’s amended and restated certificate of incorporation (the “Certificate of Incorporation”), the Company’s amended and restated bylaws (the “Bylaws”), and applicable provisions of law. The following description summarizes the most important terms of the Company’s Common Stock. For a complete description of the matters set forth in this exhibit, please refer to the Company’s Certificate of Incorporation and Bylaws, each of which is filed as an exhibit to the Annual Report on Form 10‑K of which this exhibit is a part, and to the applicable provisions of Delaware law.

Authorized Capital Stock

Under the Certificate of Incorporation, the Company’s authorized capital stock consists of 500,000,000 shares of Common Stock and 100,000,000 shares of undesignated preferred stock, $0.00001 par value per share.

Common Stock

Common Stock Outstanding. The outstanding shares of Common Stock are duly authorized, validly issued, fully paid and nonassessable.

Voting Rights. Each holder of Common Stock is entitled to one vote for each share held of record on the applicable record date on all matters submitted to a vote of stockholders, including the election of directors. Holders of Common Stock do not have cumulative voting rights in the election of directors.

Dividend Rights. Subject to preferences that may be applicable to any then outstanding preferred stock, holders of Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the Company’s board of directors out of legally available funds.

Rights upon Liquidation. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of the Company’s debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Other Rights. Holders of Common Stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to Common Stock. The rights, preferences and privileges of the holders of Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that the Company may designate and issue in the future.

Preferred Stock

Under the Certificate of Incorporation, without further stockholder action, the Company’s board of directors is authorized to issue from time to time up to 100,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of Common Stock. The issuance of preferred stock by the Company could adversely affect the voting power of holders of Common Stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control of the Company or other corporate action.

Anti-Takeover Effects of Delaware Law, the Certificate of Incorporation and the Bylaws

Certain provisions of Delaware law, the Certificate of Incorporation and the Bylaws may have the effect of delaying, deferring or discouraging another person from acquiring control of the Company. These provisions, which are summarized below, may have the effect of discouraging takeover bids, coercive or otherwise. They are also designed, in part, to encourage persons seeking to acquire control of the Company to negotiate first with the Company’s board of directors.

Delaware Law. The Company is governed by the provisions of Section 203 of the Delaware General Corporation Law, or Section 203. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales or other transactions resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock. These provisions may have the effect of delaying, deferring or preventing a change in control.

Board of Directors Vacancies. The Certificate of Incorporation and Bylaws authorize only the Company’s board of directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting the Company’s board of directors is permitted to be set only by a resolution adopted by a majority vote of the board of directors. These provisions would prevent a stockholder from increasing the size of the Company’s board of directors and then gaining control of the board of directors by filling the resulting vacancies with its own nominees. This makes it more difficult to change the composition of the Company’s board of directors but promotes continuity of management.

Limits on Ability of Stockholders to Act by Written Consent or Call a Special Meeting. The Certificate of Incorporation provides that stockholders may not take action by written consent. This limit on the ability of stockholders to act by written consent may lengthen the amount of time required to take stockholder actions. As a result, the holders of a majority of the Company’s capital stock would not be able to amend the bylaws or remove directors without holding a meeting of stockholders called in accordance with the Bylaws. The Bylaws further provide that special meetings of stockholders may be called only by a majority of the Company’s board of directors, the chairperson of the board of directors, the chief executive officer or the president (in the absence of a chief executive officer), thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of stockholders to force consideration of a proposal or for stockholders controlling a majority of the Company’s capital stock to take any action, including the removal of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals. The Bylaws provide advance notice procedures for stockholders seeking to bring business before an annual meeting of stockholders or to nominate candidates for election as directors at an annual meeting of stockholders. The Bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of the Company.